November 1, 2024

Christopher Boehmler
Chief Financial Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

       Re: Quantum Computing Inc.
           Form 10-K filed on April 01, 2024
           Form 10-K/A filed on September 11, 2024
           File No. 001-40615
Dear Christopher Boehmler:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology